SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 1)
(RULE 13e-3)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
STATS ChipPAC Ltd.
(Name of the Issuer)
STATS ChipPAC Ltd.
(Name of Person(s) Filing Statement)
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)
(Title of Class of Securities)
Ordinary Shares (CUSIP: Y8162B113)
American Depositary Shares (CUSIP: 85771T104)
(CUSIP Number of Class of Securities)

	with a copy to:	with a copy to:
Janet T. Taylor STATS ChipPAC Ltd. 10 Ang Mo Kio Street 65 #05-17/20 Techpoint Singapore 569059 (65) 6824 7629	Eva H. Davis Jeffrey Symons Kirkland & Ellis LLP 777 South Figueroa Street, Suite 3700 Los Angeles, California 90017 (213) 680-8508	Mark E. Betzen Jones Day 2727 North Harwood Street Dallas, Texas 75201 (214) 220-3939
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
This statement is filed in connection with (check the appropriate box):
☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☑	c. A tender offer.

☐	d. None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:     ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:      ☐
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$1,494,980,186.70	$45,895.89

*	Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding ordinary shares of STATS ChipPAC Ltd., a company organized under the laws of Singapore, other than the shares owned by the Offeror, at a purchase price of S$1.75 per share, net to the seller in cash. As of March 9, 2007, there were 2,016,277,910 ordinary shares outstanding, of which 712,228,050 shares are owned by the Offeror. As a result, this calculation assumes the purchase of 1,304,049,860 shares. The transaction valuation of S$2,282,087,255.00 has been translated at US$1.00=S$1.5265, the Bloomberg composite U.S. dollar to Singapore dollar exchange rate at the close of the New York market on March 12, 2007.

**	The amount of filing fee, calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of the transaction value, or $45,895.89.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$45,895.89 Schedule TO-T Singapore Technologies Semiconductors Pte Ltd March 16, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☑ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
SEC2559 (6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 3. Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005(d)).
Item 8. Additional Information (Regulation M-A Item 1011(b)).
Item 9. Exhibits.
SIGNATURE

This Amendment No.1 amends and supplements the Solicitation/Recommendation Statement filed under cover of Schedule 13E-3 (this “Schedule 13E-3”) with the Securities and Exchange Commission (“SEC”) on March 30, 2007 by STATS ChipPAC Ltd., a company incorporated with limited liability under the laws of the Republic of Singapore (“STATS ChipPAC” or the “Company”). Unless otherwise defined herein, terms used with initial capital letters have the meanings ascribed to them in the circular dispatched by the Company on March 30, 2007 to its security holders in connection with the Offer (“Circular”).
Singapore Technologies Semiconductors Pte Ltd (the “Offeror”) has offered to buy all of the outstanding ordinary shares of the Company which it does not already own. The Offeror has also offered to buy all of the outstanding Convertible Subordinated Notes due 2008 of STATS ChipPAC and the Convertible Notes due 2008 of STATS ChipPAC. On March 16, 2007, the Offeror publicly advised that it sent an Options Proposal letter to all holders of Options of the Company, allowing them to participate in the voluntary cash tender offer. This Schedule 13E-3 updates certain recent matters relating to the Options Proposal and the Convertible Notes Offer.
Item 3. Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005(d)).
Settlement and Payment Relating to Options Proposal
On April 9, 2007, the Company entered into a letter agreement (“Options Settlement Letter”) with the Offeror in respect of the settlement of the payment to optionholders who accept the Options Proposal (“Accepting Optionholders”). Following entry into the Options Settlement Letter, the Company advised its holders of options that the Offeror released a supplemental letter to all holders of Options and “Supplemental Questions and Answers for STATS ChipPAC Optionholders” (“FAQ”) which clarifies the manner of payment and settlement of monies to Accepting Optionholders since payments made under the Options Proposal may be taxable under the laws of the countries to which Optionholders are subject. In some cases, withholding of amounts payable under the Options Proposal also may be required.
Pursuant to the Options Settlement Letter, any amount to be withheld will be determined by STATS ChipPAC based on its normal policies and the information that it maintains on behalf of its employees. The Offeror will pay to STATS ChipPAC the amount to be withheld specified by STATS ChipPAC, which will be responsible for paying the withheld amount to the appropriate tax authorities. The Offeror will also issue checks payable to Accepting Optionholders to the Company for the Company to distribute to Accepting Optionholders. The checks will be for the option price to be received by an Accepting Optionholder net of any withholding amounts. Accordingly, the Company will dispatch the checks received from the Offeror to the Accepting Optionholders for the option price net of any applicable withholding amounts.
A copy the agreement between the Offeror and the Company is attached as Exhibit 1 to this Schedule 13E-3. A copy of the press release announcing the agreement is attached as Exhibit 2. A copy of the supplemental letter from the Offeror and the related FAQ are attached as Exhibits 3 and 4, respectively. A copy of the Company’s letter to the holders of its Options is attached as Exhibit 5.

Item 8. Additional Information (Regulation M-A Item 1011(b)).
Convertible Subordinated Notes due 2008
On April 4, 2007, Singapore counsel to Fore Research & Management (“Fore”) sent a letter to the Singapore Securities Industry Council (the “SIC”) alleging in substance, among other things, that (1) as of the date of the Offer, Fore held US$43.6 million principal amount of the Convertible Subordinated Notes due 2008, (2) that the Convertible Notes Offer is not an appropriate offer under the Singapore Code on Take-overs and Mergers (the “Singapore Code”) because it is based on “see-through” pricing which does not take into account interest that would be payable through the maturity of the Convertible Notes or the equity option premium imbedded in the Convertible Notes, and (3) the Circular and the recommendation of the Independent Directors in relation to the Convertible Notes Offer failed to comply with the Singapore Code due to a failure to adequately state arguments for the acceptance or rejection of the Convertible Notes Offer. Pursuant to the letter, Singapore counsel to Fore requested that the SIC provide guidance and intervention in investigating these claims and to take such appropriate action as the SIC deems fit, including requesting the Independent Directors to comply with the Singapore Code. On April 9, 2007, Singapore counsel to the Company informed the SIC that the Company strongly disagrees with the allegations that the Circular and the Independent Directors failed to comply with the Singapore Code. The foregoing description of the letter submitted to the SIC on behalf of Fore does not purport to be complete and is qualified in its entirety by reference to the full text thereof filed as Exhibit 6 to this Statement and incorporated by reference herein.
The Company is not able to predict the effect, if any, that the letter submitted to the SIC on behalf of Fore may have on any aspect of the Offer or any matter relating to the Offer.
No Solicitation or Recommendation
Neither this Schedule 13E-3 nor any of the exhibits hereto constitutes a solicitation or recommendation with respect to the Options Proposal, the Offer or the Convertible Notes Offer.
Responsibility Statement
The Directors of the Company (including those who have delegated detailed supervision of this Schedule 13E-3) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Schedule 13E-3 are fair and accurate and that no material facts have been omitted from this Schedule 13E-3, and they jointly and severally accept responsibility accordingly.

Item 9. Exhibits.
All of the following exhibits are incorporated by reference from the Company’s Schedule 14D-9 (Amendment No. 1) filed on the date hereof.

Exhibit
No.	Description
1	Letter agreement between STATS ChipPAC Ltd. and the Offeror dated April 9, 2007 regarding certain tax withholding and tax payments

2	Corporate Release of STATS ChipPAC Ltd. dated April 10, 2007 with regard to letter agreement between STATS ChipPAC Ltd. and the Offeror

3	Letter to Optionholders from the Offeror dated April 9, 2007

4	Supplemental Questions & Answers provided to STATS ChipPAC Optionholders by the Offeror (FAQ)

5	Letter to Optionholders from STATS ChipPAC Ltd. dated April 10, 2007

6	Letter to Singapore Securities Industries Council from Singapore counsel to Fore Research & Management dated April 4, 2007

7	Corporate Release of STATS ChipPAC Ltd. dated April 10, 2007 with regard to letter to Singapore Securities Industries Council from Singapore counsel to Fore Research & Management

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
Tan Lay Koon
President and Chief Executive Officer

Dated: April 10, 2007